EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended December 31, 2003	Nine months ended December 31, 2003
Earnings:
Income (loss) before income taxes	$46	$(17,471)
Add:
Rent expense representative of interest(1)	842	2,824
Interest expense net of capitalized interest	1,520	5,089
Amortization of debt discount and expense	299	938
Amortization of capitalized interest	4	11

Adjusted Earnings(Loss)	$2,711	$(8,609)

Fixed Charges:
Rent expense representative of interest(1)	$842	$2,824
Interest expense net of capitalized interest	1,520	5,089
Amortization of debt discount and expense	299	938
Capitalized interest	96	216

Fixed Charges	$2,757	$9,067

Ratio of earnings to fixed charges	0.98	(2)

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)	Adjusted earnings were not sufficient to cover fixed charges, falling short by $17,676 for the nine months ended December 31, 2003.